150103

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
Barbara K. Cegavske	20160122635-08
Barbara K. Cegavske Secretary of State State of Nevada	Filing Date and Time 03/18/2016 9:34 AM
	Entity Number E0007062011-0

Certificate of Designation

(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT **ABOVE SPACE IS FOR OFFICE USE ONLY**

Certificate of Designation For Nevada Profit Corporations (Pursuant to NRS 78.1955)

1. Name of corporation:

Gawk Incorporated

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

This Certificate of Designation amends and restates any prior Certificate of Designation for Series B Convertible Preferred Stock filed November 13, 2013.

(See Attached)

3. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X

Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

CERTIFICATE OF DESIGNATION
OF RIGHTS, PRIVILEGES, PREFERENCES AND
RESTRICTIONS OF SERIES B CONVERTIBLE PREFERRED STOCK
OF GAWK, INCORPORATED

The undersigned, President and Secretary of Gawk, Incorporated, a Nevada corporation (the "Corporation"), hereby certifies the following:

This Certificate of Designation amends and restates in its entirety the Certificate of Designation for Series B Convertible Preferred Stock originally filed November 13, 2013.

The number of shares designated Series B Convertible Preferred Stock is Ninety-Five Million (95,000,000).

The Amended and Restated Articles of Incorporation of the Company authorize One Billion Five Hundred Million (1,500,000,000) shares of $.001 par value capital stock, of which are designated One Hundred Million (100,000,000) shares are designated $.001 par value preferred stock (the "Preferred Stock") and One Billion Four Hundred Million (1,400,000,000) shares are designated $.001 common stock (the "Common Stock").

The Corporation is organized and existing under the laws of the State of Nevada and, that pursuant to the authority conferred upon the Board of Directors of the Corporation by the Articles of Incorporation of the Corporation, as amended, and pursuant to Nevada Revised Statutes, the shares of Preferred Stock of the Corporation must be created and issued from time to time in one or more series, each of such series to have such voting powers, designation, preferences, and other special rights, qualifications, limitations or restrictions, as expressed in resolutions providing for the creation and issuance of such series, as adopted by the Board of Directors of the Corporation.

Pursuant to the resolutions adopted by the Unanimous Written Consent of the Board of Directors Without a Meeting effective March 10, 2016 (the "Consent") the Board of Directors adopted resolutions establishing a series of Preferred Stock from its authorized shares of Preferred Stock, designated Series B Convertible Preferred Stock, consisting of Ninety-Five Million (95,000,000) shares (the "Series B Stock"), with certain rights, privileges, preferences and restrictions as set forth in this Certificate of Designation of Rights, Privileges, Preferences and Restrictions of Series B Convertible Preferred Stock of Gawk, Incorporated as follows:

1.0 Designation and Rank

A new series of Preferred Stock from the Corporation's authorized shares of Preferred Stock is hereby created, designated Series B Convertible Preferred Stock, consisting of Ninety-Five Million (95,000,000) shares (the "Series B Stock"), with certain rights, privileges, preferences and restrictions as set forth in the Consent.

2.0 Dividend Rate and Rights

Holders of the Series B Stock shall be entitled to receive dividends or other distributions with the holders of the Corporation's Common Stock on an "as converted" basis when, as, and if declared by the Directors of the Corporation.

3.0 Conversion into Common Stock

3.1 Conversion. Each share of Series B Preferred Stock shall be convertible, at the option of the holder thereof and subject to notice requirements of paragraph 3.2, at any time after Six (6) months from the date of issuance, into fully paid and non-assessable shares of the Common Stock. Each Share of Series B Preferred Stock is convertible into the Common Stock of the Company on the basis of One (1) Series B Preferred Share for One and One Quarter (1.25) Common Shares (1:1.25) Each Share of Series B Preferred Stock is convertible into the Common Stock of the Company on the basis of One (1) Series B Preferred Share for One and One Quarter (1.25) Common Shares (1:1.25).

3.2 Notice of Conversion. Holders of Series B Stock may convert at any time following the issuance of Sixty-One (61) day written notice ("Notice Period") delivered to the Corporation ("Notice to Convert") or earlier if the Notice Period shall be waived by the Corporation's Board of Directors.

3.3 Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of Series B Stock and the number of shares of Common Stock to be issued shall be determined by rounding to the nearest whole share (a half share being treated as a full share for this purpose). Such conversion shall be determined on the basis of the total number of shares of Series B Stock the holder has at the time and is converting into Common Stock and such rounding shall apply to the number of shares of Common Stock issuable upon aggregate conversion. Before any holder shall be entitled to convert, he shall surrender the certificate or certificates representing Series B Stock to be converted, duly endorsed or accompanied by proper instruments of transfer, at the office of the Corporation or of any transfer agent, and shall give written notice to the Corporation at such office that he elects to convert the same. The Corporation shall, as soon as practicable after delivery of such certificates, or such agreement and indemnification in the case of a lost, stolen or destroyed certificate, issue and deliver to such holder of Series B Stock a certificate or certificates for the number of shares of Common Stock to which such holder is entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series B Stock to be converted.

3.4 Adjustments to Conversion Price for Merger or Reorganization. In case of any consolidation or merger of the Corporation as a result of which holders of Common Stock become entitled to receive other stock or securities or property of another corporation for cash, or in the case of any conveyance of all or substantially all of the assets of the Corporation to another corporation, the Corporation shall mail to each holder of Series B Stock at least Thirty (30) days prior to the consummation of such event, a notice thereof and each such holder shall have the option to either (i) convert such holder's shares of Series B Stock into Common Stock pursuant to this Paragraph 3 and thereafter receive the number of shares of Common Stock or other securities or property, or cash, as the case may be, to which a holder of the number of shares of

Common Stock of the Corporation deliverable upon conversion of such Series B Stock would have been entitled upon conversion pursuant to Section 8.1(a) hereof.

4.0 No Impairment

The Corporation will not, by amendment of its Articles of Incorporation or by amendment to the Certificate of Designation of the Rights, Privileges, Preferences and Restrictions of Series B Convertible Preferred Stock establishing Series B Stock, which shall be prepared as a separate document and filed with the requisite regulatory agencies and state registry, or by resolutions adopted subsequent to the date hereof, or through any reorganization, transfer of assets, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Paragraph 4, and in the taking of all such actions as may be necessary or appropriate in order to protect against the impairment of the conversion rights of holders of the Series B Stock.

5.0 Reissuance of Certificates upon Adjustments

Upon the occurrence of an adjustment or readjustment of the Conversion Price of the Series A Stock pursuant to Paragraph 3, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of shares of Series B Stock, a Certificate setting forth such adjustment or readjustment of the shares of Series B Stock, and the calculation on which such adjustment or readjustment is based.

6.0 Notices of Record Date

In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend which is the same as cash dividends paid in a previous quarter) or other distribution, the Corporation shall mail to each holder of shares of Series B Stock at least Ten (10) days prior to the date specified herein, a notice specifying the date on which any such record is to be taken for the purpose of paying such dividend or distribution.

7.0 Common Stock Reserved

The Corporation shall take such action as is necessary, and to amend its Articles of Incorporation, if required, to have authorized such number of shares of Common Stock as shall from time to time be sufficient to effect (a) conversion of the Series B Stock into Common Stock, that number of shares of Common Stock underlying outstanding options, or other rights to acquire Common Stock granted by the Corporation.

8.0 Liquidation Preference

8.1 Distribution upon Liquidation. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (a "Liquidation"), the assets of the Corporation available for distribution to its stockholders shall be distributed as follows:

(1) The holders of the Series B Convertible Preferred shall be entitled to receive, prior to the holders of Common Stock an amount equal to $1.25 per share with respect to each share of Series B Convertible Preferred.

(2) If upon occurrence of a Liquidation the assets and funds thus distributed among the holder of the Series B Convertible Preferred shall be insufficient to permit the payment to such holders of the full preferential amount, then the entire assets and funds of the Corporation legally available for distribution shall be distributed among the holders of the Series B Convertible Preferred ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

(3) After payment of the full amounts to the holders of Series B Convertible Preferred as set forth above in paragraph (1), any remaining assets of the Corporation shall be distributed pro rata to the holders of the Preferred Stock and Common Stock (in the case of the Preferred Stock, on an "as converted" basis into Common Stock).

8.2 Definition of Liquidation. For purposes of this Section and unless a majority of the holders of the Series B Convertible Preferred affirmatively vote or agree by written consent to the contrary, a Liquidation shall be deemed to include (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation) and (ii) a sale of all or substantially all of the assets of the Corporation, unless the Corporation's stockholders of record as constituted immediately prior to such acquisition or sale will, immediately after such acquisition or sale (by virtue of securities issued as consideration for the Corporations acquisition or sale or otherwise) hold at least fifty-one percent (51%) of the voting power of the surviving or acquiring entity.

8.3 Distributions upon Sales or Liquidation for other than Securities. If any of the assets of the Corporation are to be distributed other than in cash under this Section, then the board of directors of the Corporation shall promptly engage independent competent appraisers to determine the value of the assets to be distributed to the holders of Preferred Stock or Common Stock. The Corporation shall, upon receipt of such appraiser's valuation, give prompt written notice to each holder of shares of Preferred Stock or common Stock of the appraiser's valuation.

9.0 Voting Rights. Holders of the Series B Convertible Preferred Stock have no voting rights. Except as required by law, the holders of shares of Series B Stock and the holders of Common Stock and all classes of Preferred and Common Stock shall be entitled to notice of any stockholder's meeting. Upon conversion into the Corporation's Common Stock, the holders of each class of Series B Stock shall have that number of votes equal to those on an "as converted" basis pursuant to the provisions of Paragraph 3.1 above.

10.0 Reissuance. No share or shares of Series B Convertible Preferred acquired by the Corporation by reason of conversion or otherwise shall be reissued as Series B Convertible

Preferred, and all such shares thereafter shall be returned to the status of undesignated and unissued shares of Series B Preferred Stock of the Corporation.

11.0 Notices

Unless otherwise specified in the Corporation's Articles of Incorporation or Bylaws, all notices or communications given hereunder shall be in writing and, if to the Corporation, shall be delivered to its principal executive offices, and if to the holder of any shares of Series B Stock, shall be delivered to it at its address as it appears on the stock records of the Corporation.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation of Rights, Privileges, Preferences and Restrictions of Series B Convertible Preferred Stock of Gawk, Incorporated to be signed by the Corporation's President and Secretary effective this 10th day of March 2016.

Gawk, Incorporated

By: ______________________________

Scott Kettle, President and Secretary